FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

As of April 3, 2003

TENARIS, S.A. (Translation of Registrant’s name into English)

TENARIS, S.A. 23 Avenue Monterey 2086 Luxembourg (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If :“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's announcing the approval of its acquisition of the remaining minority interests in Siderca .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2003

Tenaris, S.A.

By: /s/ Cecilia Bilesio Cecilia Bilesio Corporate Secretary

Gerardo Varela Tenaris 1-888 300 5432 www.tenaris.com

Tenaris Announces the Approval of its Acquisition of the Remaining Minority Interests in Siderca

Luxembourg, April 3, 2003. Tenaris S.A. (NYSE, BASE and Mexico: TS; MTA Italy: TEN), announced today that the Argentine securities regulator has approved its proposal to acquire the remaining minority interests in Siderca S.A.I.C. (Siderca) (BASE: ERCA), which represent approximately 0.89% of Siderca’s outstanding capital stock. Tenaris also announced that Siderca has given notice of termination of the deposit agreement relating to the Siderca ADSs and has instructed JPMorgan Chase Bank, the depositary for the Siderca ADSs, to discontinue the acceptance of Siderca shares for deposit and the issuance of ADSs.

In accordance with Argentine law, Tenaris shall unilaterally acquire for cash all the outstanding Siderca shares not held by Tenaris or its affiliates, including any Siderca shares underlying Siderca ADSs, for a purchase price of:
•	six Argentine pesos (ARP6.00) per Siderca share; and
•	sixty Argentine pesos (ARP60.00) per Siderca ADS.

The purchase price for the Siderca shares will be deposited at BBVA Banco Francés S.A., Tenaris’s payment agent for this transaction. These amounts will be made available to holders of Siderca shares beginning on April 8, 2003, in accordance with procedures that will be announced by public notice in at least one Argentine newspaper of wide circulation and through the Buenos Aires Stock Exchange. The purchase price for the shares underlying Siderca ADSs will be converted into U.S. dollars at the free market rate of exchange of Argentine pesos into U.S. dollars and deposited into the account of JP Morgan Chase Bank on April 8, 2003, or as soon as practicable thereafter.

In addition, Tenaris has agreed to assign to the holders of the Siderca shares that are being acquired, including shares underlying Siderca ADSs, the dividend of Argentine pesos 0.16 per share (Argentine pesos 1.60 per ADS) proposed by Siderca’s board of directors, in case this dividend is approved by Siderca’s general shareholders’ meeting which will be held in April 2003. Tenaris will announce as soon as practicable the timing and manner of such assigment and its related payment.

Notwithstanding the fact that Tenaris’s has the express approval of the Argentine securities’ regulator, four registered holders of Siderca shares, accounting for 0.01% of Siderca’s total share capital, have presented a petition to halt the unilateral acquisition of their shares by Tenaris. This petition does not in any way affect the right of Tenaris to acquire the shares belonging to other shareholders nor the right of those shareholders to receive due payment for those shares in accordance with this notice.

This communication does not constitute an offer or solicitation for the sale, purchase or acquisition of securities of Siderca or Tenaris in any jurisdiction.

Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Organized in Luxembourg,it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.